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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02019774

SEC FILE NUMBER
8- 37856

RECEIVED MAR 0 1 2002

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/01/01___ AND ENDING ___12/31/01___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENTS BY PLANNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 N. Military Trail - Suite 285
                                        (No. and Street)

Boca Raton, FL 33431

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor   561-998-0909
                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Browdy CPA
                    (Name — if individual, state last, first, middle name)

9655 S Dixie Highway - Suite 105, Miami, FL 33156-2813

(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Gary Saginor_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Investments by Planners, Inc._____, as of _____Dec. 31_____, 19 ____2001____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Gary Saginor, President
_____
Title

_____
Notary Public

| OFFICIAL NOTARY SEAL |
| IRENE E GILLIG |
| NOTARY PUBLIC STATE OF FLORIDA |
| COMMISSION NO. CC726649 |
| MY COMMISSION EXP. APR. 15,2002 |

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESTMENTS BY
PLANNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

INVESTMENTS BY PLANNERS, INC.
DECEMBER 31, 2001

TABLE OF CONTENTS

Page



RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

February 4, 2002

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying statement of financial condition of Investments By Planners, Inc., (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit incudes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments By Planners, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard J. Browdy
Certified Public Accountant

- 1 -

INVESTMENT BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash		$ 41,905
Commissions receivables - mutual funds		4,209
Investment securities		2, 222,292
Property and equipment - at cost	$ 39,882	
Less: Accumulated depreciation & amortization	(30,231)	9,651
Security deposits		6,949
		$ 2,285,006

Liabilities and Stockholders' Equity

Liabilities:	
Notes payable - stockholders ($1,000,000 subordinated to claims of general creditors)	$ 2,191,227
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock $10 par value, 100 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in-capital	25,000
Accumulated other comprehensive income	188,798
Accumulated deficit	(121,019)
Total Stockholders' Equity	(93,779)
	$ 2,285,006

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:

Commissions and reimbursed expenses	$ 617,310
Investment advisory fees	1,474,854
	2,092,164

Expenses:

Advertising and promotion	976
Automobile expense	10,954
Computer programming	33,210
Consulting fees	40,000
Depreciation	1,980
Dues and subscriptions	1,946
Entertainment	27,233
Equipment and vehicle leasing	69,164
Equipment expense & repairs	8,795
Insurance	29,169
Office	6,023
Pension expense	70,713
Postage	7,881
Professional fees	11,643
Rent of office facilities	135,678
Salaries - office	337,139
Salaries - officers	510,000
Sales commissions	691,249
Supplies	7,510
Taxes, licenses & fees	51,174
Telephone	18,576
Travel	21,497
	2,092,510

Loss from operations	(346)
Other income (expenses):	
Interest & dividend income	29,769
Loss on sales of marketable securities	(168,819)
	(139,050)
Net Loss	$ (139,396)

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock Common Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2001	100	$ 1,000	$25,000	$ 138,559		$ 164,569
Net loss				(139,396)		(139,396)
Comprehensive income					$188,798	188,798
Net Distributions of income	—	____	____	(120,192)	_____	(120,192)
Balance at December 31, 2001	100	$ 1,000	$25,000	$(121,019)	$188,798	$ 93,779

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2001

Cash flows from operating activities:

Cash received from commissions & management fees	$ 2,098,932
Cash paid for operating expenses	(2,090,374)
Dividends received	7,786
Interest income	21,983
Net cash provided by operating activities	38,327

Cash flows from investing activities:

Proceeds from sale of investment securities available-for-sale	3,633,582
Purchases of investment securities available-for-sale	(3,577,261)
Net cash provided in investing activities	56,321

Cash flows from financing activities:

Proceeds from issuance of notes payable to stockholders	2,191,227
Investments securities obtained from proceeds from stockholders' loans	(2,191,227)
Distribution to stockholders	(120,192)
Net cash used by financing activities	(120,192)

Net increase (decrease) in cash and cash equivalents	(25,544)
Cash and cash equivalents at beginning of year	67,449
Cash and cash equivalents at end of year	$ 41,905

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2001

Reconciliation of Net Loss to Net Cash Provided by Operating Activities

The reconciliation of net loss to net cash provided by operating activities for the year:.

Net loss	$ (139,396)

Adjustments to reconcile net income to
  net cash provided by operating activities:

Depreciation	1,980
Decrease in commissions receivable	6,768
Increase in investment securities	(1,966,087)
Decrease in other assets	156
Increase in loans from stockholders	2,191,227
Distribution to stockholders	(120,192)
Net cash used by operating activities	$ (25,544)

The accompanying notes are an integral part of these financial statements.

NOTE A - Description of Business and Significant Accounting Policies

This summary of significant accounting policies of Investments By Planners, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activity

The Company was incorporated in Florida in October 1986 and is a broker-dealer. The Company's income is derived from commissions from the sale of mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Commissions Receivable - Allowance for Doubtful Accounts

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Investment Securities

Investment securities at December 31, 2001 consist of investments in mutual funds. The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. During the year ended December 31, 2001 the Company owned securities classified as available for sale.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Investment Securities - continued

A decline in the market value of any available-for-sale securities below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Property and Equipment

Depreciation expense is computed on a straight-line basis and on a modified accelerated basis which approximates the straight-line basis over the estimated useful lives of five to seven years for furniture, and equipment and leasehold improvements.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on their respective shares of the Company's income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Property , Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2001 are summarized by major classifications as follows:

Furniture and equipment	$ 24,479
Leasehold improvements	15,403
	39,882
Less accumulated depreciation	(30,231)
	$ 9,651

NOTE C - Significant Concentration of Commission Income

During 2001 the Company derived its commission income totalling $617,310 from six families of mutual funds. At December 31, 2001 commission receivables of $4,209 was also due from these six families of mutual funds. Substantially all of these commissions receivable were collected in January 2002.

NOTE D - Investment Securities

During the year ended December 31, 2001 the Company had investments in various mutual funds classified as available-for-sale mutual funds. The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale are as follows:

Amortized cost	$ 2,033,494
Gross unrealized holding gains	188,798
Gross unrealized holding losses	-0-
Fair value (market value)	$ 2,222,292

NOTE E - Notes Payable Stockholders

On April 2, 2001 two of the Company's principal stockholders contributed $2,191,227 of various mutual funds to the Company in exchange for notes payable. Of this amount, $1,000,000 of the notes are subordinated to claims of creditors. The stockholders' notes are non interest bearing and are scheduled to mature on April 2, 2004. The notes payable are secured by investments in mutual funds owned by the Company. The stockholders' loan was made at the recommendation of the Nation Association of Security Dealers (NASD) to provide the Company with increased net capital as defined under Rule 17a-5(g)(i) of the Securities Exchange Commission.

NOTE F - Commitment - Leases

The Company leases office facilities, equipment and vehicles under various operating leases. At December 31, 2001 the remaining terms of these leases range from three to four years.

Future minimum lease obligations over the remaining terms of these leases are as follows:

December 31, 2002	$ 173,507
December 31, 2003	165,346
December 31, 2004	142,639
December 31, 2005	43,274
Total	$ 524,766

Minimum rental payment for office facilities, which are $9,075 per month in 2002, are adjusted annually for changes in the consumer price index.

NOTE G - Related Party Transactions

The Company paid consulting fees of $40,000 for investment advisory services to a company related by common ownership.



RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

February 4, 2002

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying financial statements of Investments By Planners, Inc., and as of and for the year ended December 31, 2001, and have issued our report thereon dated February 4, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Therefore, the Company is exempt under SEC Rule 15c3-3k(1) from computing the Reserve Requirement or a Computation for Determining Section Rule 15c3-3 Reserve Requirement. Since the Company does not carry customer security accounts or perform custodial functions, as noted above, the Company is not required to provide information relating to the Possession or Control Requirements under SEC Rule 15c3-3. The Company is exempt from these requirements.

Richard J. Browdy
Certified Public Accountant

INVESTMENTS BY PLANNERS, INC.
COMPUTATION OF THE NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net capital $ (93,779)

Additions and changes:

Stockholders loans subordinated to claims of
general creditors allowance in computation
of net capital   1,000,000

Deductions and/or changes:
  Non-allowable assets:
  Furniture, equipment and leasehold
    improvements, net of accumulated depreciation   (9,651)

  Other Assets   (6,949)

Net allowable capital $ 889,621

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of
December 31, 2001) $ 1,049,415

Loss on sale of mutual funds not included in
  Focus report $ (168,819)

Dividend income not included in Focus report   7,786
Adjustment of depreciation expense & other items   1,239

Net allowable capital per above $ 889,621

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Liabilities subordinated to claims of general creditors - January 1, 2001	$ -0-
Increase in notes payable - stockholders' subordinated to claims of general creditors	1,000,000
Total liabilities subordinated to claims of general creditors	$ 1,000,000
Reconciliation of Company's computation of subordinated debt (included in part IIA of Form X-17A-5-5 of December 31, 2001)	$ 1,000,000

The accompanying notes are an integral part of these financial statements.



RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

February 4, 2002

Board of Directors
Investments By Planners, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Investments By Planners, Inc. (the Company) for the year ended December 31, 20010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons;

2, Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

Investments By Planners, Inc.
Page Two

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized uses or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Richard J. Browdy
Certified Public Accountant

- 14 -